Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Mount Rainier Acquisition Corp. (the “Company”) on Amendement No. 4 to Form S-1 (File No. 333-256816) of our report dated April 21, 2021, except for the second paragraph of note 7 as to which the date is June 4, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of March 26, 2021 and for the period from February 10, 2021 (inception) through March 26, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

October 1, 2021